Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 2332)

April 20, 2009

Dear Shareholders

We are writing to you in connection with the proposed spin-off by Hutchison Telecommunications International Limited, or HTIL, of its wholly-owned Cayman Islands incorporated subsidiary, Hutchison Telecommunications Hong Kong Holdings Limited, or HTHKH. We will implement the spin-off through a distribution, in the form of an interim dividend, of all the issued ordinary shares of HTHKH, which will be listed on the Main Board of the Hong Kong Stock Exchange, as we previously announced jointly with Hutchison Whampoa Limited, or HWL, on March 4, 2009, April 14, 2009 and April 20, 2009.

HTHKH and its subsidiaries operate GSM dual-band and 3G mobile telecommunications services in Hong Kong and Macau under the licensed “3” brand and provide fixed-line telecommunications services in Hong Kong under the licensed “HGC” brand. As of December 31, 2008, “3” was Hong Kong’s 3G market leader in terms of customer base. HGC is a Hong Kong-based fixed-line connectivity provider focusing on the data communication needs of business and multinational customers, as well as the traffic demand of carriers from around the world.

In the spin-off, holders of the ordinary shares of HTIL (except for any HTIL Overseas Shareholders, as described below) will be entitled to one HTHKH share for each HTIL share held on April 30, 2009, the distribution record date. Holders of HTIL American Depositary Shares, or HTIL ADSs (each representing 15 HTIL shares), will be entitled to one HTHKH American Depositary Share or HTHKH ADS (also each representing 15 HTHKH shares) for each HTIL ADS held at the close of business in New York on the distribution record date.

HTIL Overseas Shareholders (if any) are HTIL shareholders whose registered addresses on either of the registers of members of HTIL are in jurisdictions outside Hong Kong on the distribution record date and in relation to whom the applicable laws, rules or regulations require additional registrations or compliance with other procedures before the distribution may be effected in relation to such HTIL shareholders, which HTIL determines to be unduly burdensome or onerous on it, or in relation to whom HTIL determines, in its sole discretion, that there are other difficulties in effecting the distribution. By reference to the registers of members of HTIL as of April 14, 2009, such jurisdictions shall exclude the United Kingdom and the British Virgin Islands. HTIL Overseas Shareholders will be entitled to the distribution, but will not receive the HTHKH shares. Instead, any HTIL Overseas Shareholders will receive a cash amount equal to the net proceeds of the sale by HTIL on their behalf of the HTHKH shares

A Hutchison Whampoa Company

to which they would otherwise be entitled pursuant to the distribution after dealings in the HTHKH shares commence on the Hong Kong Stock Exchange at the prevailing market price. The proceeds of such sale, net of expenses, will be paid to any such HTIL Overseas Shareholders in Hong Kong dollars.

The distribution is conditional on the following occurring on or prior to June 30, 2009:

(1)                   the Hong Kong Stock Exchange approving the proposed spin-off; and

(2)                   the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the HTHKH shares in issue, and any HTHKH shares which may be issued pursuant to the exercise of the options granted under the share option scheme adopted by HTHKH, on the Main Board of the Hong Kong Stock Exchange.

On April 9, 2009, the Hong Kong Stock Exchange confirmed its approval of the proposed spin-off. If condition (2) above is not satisfied by June 30, 2009, the distribution will not be made.

No HTIL shareholder approval of the spin-off or distribution is required or sought. HTIL is not asking you for a proxy and you are requested not to send HTIL a proxy.

The HTHKH share certificates are expected to be dispatched on May 7, 2009, after the Hong Kong Stock Exchange grants its approval of the listing of the HTHKH shares, which is expected to occur on the same day. The HTHKH shares are expected to be listed on the Hong Kong Stock Exchange on or around May 8, 2009. In the event the listing approval is not obtained on May 7, 2009, the share certificates for the HTHKH shares will not be dispatched on May 7, 2009 and dealings in the HTHKH shares on the Hong Kong Stock Exchange will not commence on May 8, 2009. In that event, HTHKH will make an announcement of the above and of a revised timetable before 9:00 a.m., Hong Kong time, on May 8, 2009. HTIL shareholders who hold HTIL shares through CCASS clearing participants will receive the HTHKH shares through their respective brokers or custodians who are CCASS clearing participants. Citibank, N.A., the Depositary for the ADSs of HTIL and HTHKH, is expected to issue and deliver HTHKH ADSs to holders of HTIL ADSs on or around May 8, 2009, after the Securities and Exchange Commission, or SEC, has declared effective the F-6 Registration Statement being filed with the SEC to register the issuance of the HTHKH ADSs. Investors who trade in the HTHKH shares or HTHKH ADSs prior to receipt of the HTHKH share certificates or the HTHKH ADSs do so entirely at their own risk.

Neither the distribution nor the listing of HTHKH shares on the Main Board of the Hong Kong Stock Exchange involves an offering of new HTHKH shares or any other securities and no new proceeds will be raised pursuant to the distribution or listing. The HTHKH shares will not be listed on any securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States. The HTHKH ADSs will not be listed on any securities exchange or quoted on any automated inter-dealer quotation system and will be eligible for trading in the United States only in the over-the-counter market. An active trading market for HTHKH shares and HTHKH ADSs is not expected to develop in the United States.

The distribution is expected to be a taxable event for U.S. federal income tax purposes. HTIL shareholders and HTIL ADS holders are urged to consult their own tax advisers concerning the tax consequences to them.

The proposed spin-off is described in the Information Statement that accompanies this letter. The Information Statement describes the proposed spin-off in detail, and contains important information about HTHKH, including its financial statements.

The Information Statement is available on HTIL’s website at www.htil.com. HTIL shareholders and HTIL ADS holders with questions relating to the distribution of the HTHKH shares and HTHKH ADSs may contact HTIL at 20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong, email htilir@htil.com.hk, telephone +852 2128 3145. You may also request copies of the Information Statement by contacting HTIL at the above address, email address or telephone number.

Holders in the United States may direct questions or requests for copies of the Information Statement to the Depositary for the ADSs of HTIL and HTHKH, which is Citibank, N.A., at Shareholder Services, 250 Royall Street, Canton, Massachusetts 02021, email citibank@shareholders-online.com, telephone 1-877-CITI-ADR (1-877-248-4237).

The implementation of the proposed distribution, spin-off and listing of HTHKH shares on the Main Board of the Hong Kong Stock Exchange is subject to fulfilment of the condition described above. Accordingly, you are reminded to exercise caution when dealing in the securities of HTIL.

Yours faithfully
By Order of the Board
Hutchison Telecommunications International Limited

Edith Shih
Company Secretary